Filed by Vivo Participações S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Telemig Celular Participações S.A.
Commission File Number: 001-14483
Subject Company: Telemig Celular S.A.
Commission File Number: 132-02693
Date: September 21, 2009

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY VIVO PARTICIPAÇÕES S.A., TELEMIG CELULAR PARTICIPAÇÕES S.A. OR TELEMIG CELULAR S.A. RELATING TO THE MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF TELEMIG CELULAR S.A. INTO TELEMIG CELULAR PARTICIPAÇÕES S.A. AND TELEMIG PARTICIPAÇÕES S.A. INTO VIVO PARTICIPAÇÕES S.A.

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These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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EXHIBITS

Item Number	Description
1.
Notice to the Market dated September 18, 2009 regarding shareholder equity position resulting from the merger of shares of Telemig Celular S.A. into Telemig Celular Participações S.A. and of the shares of Telemig Celular Participações S.A. into Vivo Participações S.A.

Item 1

VIVO PARTICIPAÇÕES S.A. Publicly-held Company CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

NOTICE TO THE MARKET

Vivo Participações S.A. (“Vivo Part.”) informs the market that its shareholder equity position resulting from the merger of shares of Telemig Celular S.A. (“TC”) into Telemig Celular Participações S.A. (“TCP”) and of the shares of TCP into Vivo Part. (the “Corporate Restructuring”), taking into consideration that the term for exercising withdrawal rights in the Corporate Restructuring has expired and that the resolutions of the Extraordinary Shareholders Meetings of TC, TCP and Vivo Part. held on July 27, 2009 were not reconsidered, is as follows:

SHAREHOLDER EQUITY POSITION IN THE CAPITAL STOCK OF VIVO PART
SHAREHOLDERS	COMMON SHARES		PREFERRED SHARES		TOTAL
Brasilcel, N.V.	54,641,459	39.81%	91,087,513	34.58%	145,728,972	36.37%
Portelcom Participações S.A.	22,235,503	16.20%	6,189,755	2.35%	28,425,258	7.09%
Sudestecel Participações Ltda	22,547,496	16.43%	1,169,552	0.44%	23,717,048	5.92%
Avista Participações Ltda	2,407,614	1.75%	11,653,452	4.42%	14,061,066	3.51%
TBS Celular Participações S.A.	17,204,638	12.53%	291,449	0.11%	17,496,087	4.37%
Tagilo Participações S.A.	3,015,261	2.20%	5,656,432	2.15%	8,671,693	2.16%
Sub Total Grupo Brasicel	122,051,971	88.92%	116,048,153	44.05%	238,100,124	59.42%
Shares in Treasury	0	0.00%	1,123,725	0.43%	1,123,725	0.28%
Cyrte Investments GP I B V	0	0.00%	15,434,521	5.86%	15,434,521	3.85%
FMR LLC (held as ADRs)	0	0.00%	18,558,987	7.04%	18,558,987	4.63%
Other	15,217,217	11.08%	112,279,253	42.62%	127,496,470	31.82%
Total	137,269,188	100.00%	263,444,639	100.00%	400,713,827	100.00%

Also, as a result of the Corporate Restructuring, as disclosed, TCP is the sole shareholder of TC, and Vivo Part. is the sole shareholder of TCP.

São Paulo, September 18, 2009.

Cristiane Barretto Sales Investor Relations’ Officer Vivo Participações S.A.